UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 7, 2002

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Marriott International, Inc.
Incoming letter dated December 27, 2001

Dear Ms. Goodman:

This is in response to your letter dated December 27, 2001 concerning the shareholder proposal submitted to Marriott by the Financial Investors Trust. We also have received a letter from the proponent dated January 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, CO 80202-5627

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

agoodman@gibsondunn.com

December 27, 2001

Direct Dial
(202) 955-8653

Client No.
C 58129-00032

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the Financial Investors Trust*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Marriott International, Inc. ("MI" or the "Company"), to omit from its proxy statement and form of proxy for MI's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Financial Investors Trust ("FIT"). The Proposal requests that MI's Board of Directors (the "Board") "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services." The Proposal and Supporting Statement are attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to FIT, informing it of MI's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. MI intends to begin distribution of its definitive 2002 Proxy Materials on March 25, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before MI files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from MI's 2002 Proxy Materials pursuant to the following rules, as more fully discussed below:

(1) Rule 14a-8(i)(7), because the Proposal and Supporting Statement relate to the Company's ordinary business operations;

(2) Rule 14a-8(i)(10), because the Proposal has been substantially implemented; and

(3) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules and beyond MI's ability to implement.

While we strongly believe that well-established precedent supports exclusion of the Proposal on the foregoing bases, if the Staff were to depart from this precedent in responding to this letter, we believe that the Proposal nonetheless would have to be revised before it could be included in the Company's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. BASES FOR EXCLUSION

The Proposal May Be Excluded Under Rule 14a-8(i)(7), Because The Proposal And The Supporting Statement Relate To The Company's Ordinary Business Operations.

The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) because they relate to the Company's ordinary business operations. As addressed in Section II below, the Staff has consistently held that the selection of independent auditors and other service providers is a matter of ordinary business.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Proposal Has Been Substantially Implemented.

The Proposal has been substantially implemented and is excludable under Rule 14a-8(i)(10) because, as discussed in Section III below, MI has already addressed the fundamental elements of the Proposal.

The Proposal and Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6) Because They Are Impermissibly Vague And Indefinite.

The Proposal and Supporting Statement are excludable under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite, and therefore misleading, as a result of which they are also excludable under Rule 14a-8(i)(6) as beyond MI's ability to implement.

The Proposal Must Be Revised Under Rule 14a-8(i)(3), Because The Proposal And Supporting Statement Are Vague, False And Misleading In Violation Of Rule 14a-9.

In the alternative, if the Staff does not concur that the proposal should be excluded in its entirety because it is impermissibly vague and misleading, we respectfully request that the Staff recommend exclusion and/or revision of those statements, as discussed in Section V below.

II. THE PROPOSAL AND THE SUPPORTING STATEMENT DEAL WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal and Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."[1] The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Importantly, the 1998 Release specifically stated that "[r]eversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, *such as proposals on general business operations*." (emphasis added). Pursuant to the amended rules, the 1998 Release further stated that the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

---

1 Release No. 34-40018 (May 21, 1998) (the "1998 Release").

As noted above, the Commission has reaffirmed that proposals on general business operations are excludable under Rule 14a-8(i)(7). The Commission noted that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Proposal clearly falls within state corporate law as relating to the Company's ordinary business. Under Section 141 of the Delaware General Corporation Law, which is applicable to MI, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors…."

The subject matter of the Proposal, the retention of the Company's auditors or an affiliated company to provide non-audit services, is clearly a matter of ordinary business. Specifically, by limiting the services that may be performed by the Company's public accounting firm, it relates to the Company's selection of its independent auditor and the hiring of service providers. The Staff has consistently concurred in the view that shareholder proposals relating to the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. For example, in *Pacific Gas and Electric Company* (avail. Jan. 26, 1993) the Staff permitted exclusion of a shareholder proposal requesting that the company select a new accounting firm every three years because the proposal dealt with a matter relating to the conduct of the company's ordinary business operations (*i.e.,* the method and criteria used to determine the independent auditor selected). Other Staff decisions consistently reinforce the position that shareholder proposals relating to the selection and appointment of independent auditors may be excluded from proxy statements. *See, e.g., Texaco, Inc.* (avail. Aug. 23, 1993) (permitting omission of a stockholder proposal requesting that the company's auditors be changed every three to five years); *Southern New England Telecommunications Company* (avail. Feb. 11, 1991) (permitting exclusion of a stockholder proposal requesting that the company limit the service of auditors to not more than four consecutive years and not more than six years in any ten consecutive years); *Monsanto Company* (avail. Jan. 17, 1989) (permitting exclusion of a stockholder proposal requesting that the board of directors use competitive bidding to select auditors from among the "Big Eight" firms for up to five-year terms); *Mobil Corporation* (avail. Jan. 3, 1986) (permitting exclusion of a stockholder proposal requesting that (i) the audit committee of the board of directors consider a minimum of three accounting firms utilizing a system of competitive bidding, (ii) the term be limited to not longer than five consecutive years and (iii) adequate details of the audit costs developed through bids be submitted to stockholders); *Ohio Edison Company* (avail. Dec. 30, 1985) (permitting omission of a stockholder proposal requesting rotation of auditors every seven years, with the audit committee of the board of directors considering at least three auditing firms as candidates and using a competitive bidding process could be omitted from proxy statement); *Firestone Tire & Rubber Co.* (avail. Nov. 25, 1980) (permitting omission of a stockholder proposal recommending that board of directors consider each year the practice of rotating auditors, the frequency of which rotation to be determined by the audit committee of the board of directors).

Moreover, MI's decisions as to whom to retain to provide services to the Company are practices that directly relate to the conduct of the Company's ordinary business operations. The Staff has consistently found that a company's decisions regarding to the selection of service providers falls squarely in the ordinary business exclusion. In *Scana Corporation* (avail. Jan. 16, 1996), a proposal calling on the company to terminate its contractual relationship with its security services provider was ruled to be excludable from the company's proxy statement as "relating to the conduct of the ordinary business of the registrant (i.e., selecting service providers)." *See also*, *Kroger Corporation* (avail. Mar. 18, 1998) (finding a shareholder proposal mandating the company replace the advisor and trustee of the Company's 401(k) Savings Plan excludable as ordinary business). Additionally, the Staff has concurred on several occasions with companies that proposals concerning changes in hiring practices are excludable as ordinary business matters. In *Atlantic Energy* (avail. Feb. 17, 1989), a proposal requesting the company to give priority to hiring contractors and employees from the company's immediate area was excludable as dealing with ordinary business matters (i.e., selecting contractors and employers). Like *Kroger*, the Proposal relates to the exclusion of a specific group of service providers, the Company's accounting firm and any affiliated company, a decision which is an ordinary business matter.

Further, when the Commission revised its auditor independence requirements in December 2000 (the "Auditor Independence Requirements"), it rejected a total ban on non-audit services provided by auditors to their audit clients.[2] At the same time, it adopted an additional disclosure requirement; issuers must now disclose, among other things, "whether the issuer's audit committee has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence." In the release adopting the new auditor independence rules, the Commission stated, citing the findings of the *Panel on Audit Effectiveness: Report and Recommendations* (the "O'Malley Panel"), that it is a company's audit committee that should consider "whether to adopt formal or informal policies concerning when or whether to engage the company's auditing firm to provide non-audit services." The O'Malley Panel had stated that evaluating the appropriateness of a particular non-audit service requires "considerable judgment" and that audit committees must play a crucial role in exercising that judgment.[3] The results of the Commission's recent rulemaking with respect to auditor independence and the work of the O'Malley Panel underscore that the decision as to whether to engage the same firm for auditing and non-auditing services is a matter for a company and its board of directors to decide with the assistance of its audit committee. Accordingly, the Proposal

---

[2] Release No. 33-7919 (November 21, 2000).

[3] *The Panel on Audit Effectiveness: Report and Recommendation*, § 5.29 (August 31, 2000).

and Supporting Statement may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Alternatively, the Proposal and the Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal where a company has already "substantially implemented" the elements thereof. The 1998 Release notes that this rule merely reflects the interpretation earlier adopted in Release No. 34-20091 (Aug. 16, 1983) under former Rule 14a-8(c)(l0). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).[4]

Where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996) (proposal that company adopt guidelines precluding it from doing business with certain suppliers substantially implemented and rendered moot).

Shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year, thus rendering the Proposal moot. First, pursuant to the requirements of Item 9(e) of Schedule 14A, adopted by the Commission in November 2000,[5] the Company disclosed in its 2001 proxy statement the aggregate fees billed by the Company's auditors for audit and other services. Second, also

---

[4] The Company notes in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of the proposal in question in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992) (shareholder proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

[5] Release No. 33-7919 (November 21, 2000).

pursuant to the requirements of Item 9(e), the Company included in its 2001 proxy statement a Report of its Audit Committee discussing non-audit services. Specifically, the Report stated:

> ...[T]he Audit Committee has received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management .... [T]he Audit Committee has considered whether the independent auditors provision of non-audit services to the Company is compatible with the auditor's independence.

Finally, the Company annually includes in its proxy statement for shareholder action the ratification of the appointment of its independent auditors, which are selected by the Board based on the recommendation of the Audit Committee.

The Company's stockholders, therefore, are annually presented with the choice of whether to retain the same accounting firm to provide audit and non-audit services. The Proposal's essential purpose of providing for a stockholder vote to determine whether the same firm should be retained by the Company to provide audit and non-audit services is substantially implemented by the Company's submission of the auditors' appointment for ratification by stockholders who have received disclosure concerning the non-audit services provided by the firm. Accordingly, the Company has substantially implemented the Proposal. Thus, the Company may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

IV. THE PROPOSAL AND SUPPORTING STATEMENT ARE IMPERMISSIBLY VAGUE AND INDEFINITE AND BEYOND THE COMPANY'S ABILITY TO IMPLEMENT

The Proposal and Supporting Statement also are properly excludable because they do not define what activities fall into the category of audit services. A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (Feb. 1, 1999). The Staff has noted that, in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Trammell Crow Real Estate Investors* (avail. Mar. 11, 1991).

The Proposal and Supporting Statement do not define what they mean by audit services nor is there any standard definition. The disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions of these terms.[6] While the Staff has provided some guidance with respect to its view of what constitutes audit fees (*e.g.* the auditing of annual financial statements and quarterly reviews), [7] there is no indication that the Proposal is using the term in this manner. Moreover, there has been substantial disagreement concerning the characterization of certain services provided by accounting firms as audit or non-audit services. In fact, certain services which the Staff has indicated should not be included as audit fees (e.g. "work performed in connection with registration statements such as due diligence procedures or issuance of comfort letters") cannot, for all practical purposes, be performed by an accounting firm other than a company's outside auditor.

Due to this confusion over the meaning of audit services, the Proposal and Supporting Statement are so vague that a stockholder voting on the proposal would not know what action is being requested, and it would be impossible for MI to implement the Proposal. Thus the Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

V. THE SUPPORTING STATEMENT MUST BE REVISED BECAUSE IT IS VAGUE, FALSE AND MISLEADING

Pursuant to Rule 14a-8(i)(3), the Supporting Statement must be revised before it may be included in MI's 2002 Proxy Materials because the Supporting Statement contains vague, false and misleading statements in contravention of the proxy rules.

---

[6] Schedule 14A, Item 9(e).

[7] Office of the Chief Accountant: Application of Revised Rules on Auditor Independence—Frequently Asked Questions (Jan. 16, 2001).

First, the Supporting Statement misrepresents as fact the opinion that the results of the Commission's new proxy statement rules requiring companies to disclose how much they pay accounting firms for audit and non-audit services are "startling." Accordingly, this statement should be identified as opinion or deleted.

Second, the Supporting Statement is vague because it cites to the writings of the California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, and TIAA-CREF's Chairman and Chief Executive Officer, John H. Biggs, without providing the source or sources of the citations. Accordingly, the sources of these citations should be provided or the citations should be deleted.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if MI excludes the Proposal of FIT in its 2002 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653 if I can be of any further assistance in this matter.

Sincerely,

Amy L. Goodman

Attachment

cc: Financial Investors Trust
Dorothy M. Ingalls, Senior Counsel and Corporate Secretary, Marriott International, Inc.

70195398_1.DOC

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

RECEIVED
INT'L ENTITY ADMIN.
Corp. Sec.

November 14, 2001

Secretary
Marriott International, Inc.
Department 52/862
Marriott Drive
Washington, D.C. 20058

Fax Number: 301-380-5067

Re: Shareholder Proposal

Dear Sir or Madam:

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund the enclosed shareholder proposal on independent accountants services for inclusion in the Marriott International, Inc., proxy statement to be sent to the Company's stockholders in conjunction with the 2002 annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in Marriott International, Inc., for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2002 annual meeting. Please call me with any questions.

Sincerely,

Russell C. Burk
Secretary

Enclosure

RESOLVED: That the shareholders of Marriott International, Inc. request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement disclosed that it had paid its independent auditor –Arthur Andersen LLP--$1 million for audit work and $30.2 million directly and indirectly for additional work [$4.8 million directly and $25.3 million indirectly for financial systems design and implementation fees by Accenture (formerly Andersen Consulting) before Arthur Andersen LLP divested Accenture].

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

January 28, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Marriott Inc.'s Letter for Omission of Stockholder Proposal

Ladies and Gentlemen:

On behalf of the United Association S&P 500 Index Fund (hereinafter "the Fund"), we are responding to the December 27, 2001, letter from counsel for Marriott International, Inc. ("Marriott") seeking a no-action letter from the SEC regarding its intention to omit the Fund's shareholder proposal calling upon Marriott to "adopt a policy that in the future the firm that is appointed to the Company's independent accountants will only provide audit services to the Company and not provide any other services."

The Company seeks to omit the proposal pursuant to Rule 14a-8(i)(7) claiming that it relates to the ordinary business operations of Marriott, pursuant to Rule 14a-8(i)(10) claiming that Marriott has already implemented this proposal, and pursuant to Rule 14a-8(i)(3) claiming that the proposal is impermissibly vague and misleading.

Recently, your Office issued a ruling on a similar proposal submitted to the Walt Disney Company, which Disney sought to exclude from its proxy materials based upon its interpretation of Rule 14a-8(i)(7). By letter dated December 18, 2001, from the Division of Corporation Finance, Disney's reliance on that rule was rejected:

> In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Walt Disney Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 849 at *1 (Dec. 18, 2001).

For reasons similar to those expressed in response to Disney's request for a No-Action letter, the Fund believes that Marriott's request likewise should be denied. Regarding Marriott's interpretation of Rule 14a-8(i)(7), the Fund respectfully submits that Marriott has confused the ordinary business of "choosing" auditors (<u>see</u> the numerous rulings cited by Marriott on pages 4-5 of its counsel's letter) with the broad policy sought in the proposal to ensure that whoever Marriott selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to Marriott in addition to its audit service.

To put it plainly, the Fund's proposal does not seek, nor does it care, who Marriott selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to Marriott.

There can be no doubt that this is a serious, widespread issue of enormous concern to shareholders. The new disclosure rules that the SEC put in effect in 2001 have generated such startling revelations as:

--AOL Time Warner paying its "independent" accountants $7.9 million for audit work and $51.1 million for other work;

--AT&T paying its "independent" accountants $7.9 million for audit work and $48.3 million for other work;

--Eli Lily paying its "independent" accountants $3.2 million for audit work and $28.9 million for other work;

--Exxon Mobil paying its "independent" accountants $18.3 million for audit work and $65.3 million for other work;

--Ford paying its "independent" accountants $18 million for audit work and $70 million for other work;

--General Electric paying its "independent" accountants $18 million for audit work and $79.7 million for other work;

--J.P. Morgan Chase paying its "independent" accountants $21.3 million for audit work and $84.2 million for other work;

--Sprint paying its "independent" accountants $2.5 million for audit work and $55.4 million for other work.

--Veritas paying its "independent" accountants $800,000 for audit work and $17.7 million for other work.

The Company argues on page 7 of its letter that it is preferable for the "independent" accountant to perform other work because the company allows shareholders to ratify the board's selection of an auditor and, therefore, has sufficient safeguards in place to ensure that its audits are conducted in an objective and impartial manner.

The Fund submits that those same types of arguments could have been used in the various audit scandals that have occurred in recent years that spurred the SEC to require the disclosure of payments to accountants. For example: Arthur Andersen agreed to pay Sunbeam investors $110 million to settle a lawsuit alleging the audit firm had fraudulently misrepresented the company's earnings performance in the late 1990s

(IRRC Corporate Governance Highlights, May 11, 2001, page 3); PriceWaterhouseCoopers agreed to pay $55 million to settle a class action lawsuit alleging it defrauded Microstrategy investors by approving financial reports that inflated the company's earnings and revenues (id.); Ernst & Young paid $335 million to settle charges that it certified financial statements that fraudulently inflated earnings for Cendant (id.); and Arthur Andersen and individual partners were fined more than $7 million by the SEC for allegedly filing false and misleading audit reports at Waste Management (Chicago Tribune, June 20, 2001, page 1, Section 3).

Moreover, while it is too early to make conclusions until all the facts are revealed, the recent meltdown of Enron Corporation at least signals the potentially severe consequences that can result if auditor independence is compromised.

The Company's letter states on page 4 that it believes "[t]he Staff has consistently concurred in the view that shareholder proposals relating to the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations."

The Fund respectfully, but fervently, disagrees with Marriott on this vital point. The Fund does not believe that the Commission's rules are intended to exclude shareholders from participating in the maintenance of auditor independence by preventing them from filing precatory proposals to remove conflicts of interest and to ensure true independence for auditors. The Fund does believe that a prime purpose of the Commission's disclosure rules on payments to accountants was to provide information to shareholders on this critical subject so that shareholders could react in a responsible and meaningful way to the disclosures.

The Commission recently recognized the need for auditor independence in promulgating its Final Rule: Revision of the Commission's Auditor Independence Requirements, (File No. S7-13-00; Release 33-7919). This document identifies that "there is growing concern on the part of the Commission and users of financial statements about the effects on independence when auditors provide both audit and non-audit services to their audit clients. . . .[I]ncreases in the absolute and relative size of the fees charged for non-audit services have exacerbated these concerns. . . . [T]he rapid rise in the growth of non-audit services has increased the economic incentives for the auditor to preserve a relationship with the audit client, thereby increasing the risk that the auditor will be less inclined to be objective." The report goes on to detail and document various other adverse incentives that provision of non-audit services can create, and how these incentives can affect investor confidence in the independence of auditors.

Accordingly, the Commission expressed it belief "that disclosures that shed light on the independence of public companies' auditors assist investors in making investment and voting decisions."

The Fund submits that its proposal does precisely this.

If Marriott truly believes that a precatory shareholder vote on removing conflicts of interest for "independent" accountants will be an arbitrary limitation on the power of management and the Board to exercise business judgment—which on its face seems inconsistent with Marriott's admission on pages 6-7 of its counsel's letter that it annually seeks shareholder ratification of its selection of independent auditors—the proper place to make that argument is in its response in its proxy statement to the proposal, not in a no-action letter.

Additionally, the Fund respectfully disagrees with Marriott's counsel that this proposal has already been substantially implemented and, therefore, may be excluded pursuant to Rule 14a-8(i)(10). While Marriott may have taken some steps toward ensuring auditor independence, this does not mean they have done all that should be done. The SEC's recent findings in this area demonstrate that auditor independence is of growing concern, based on the increasingly wide variety of additional services auditing companies are seeking to perform. Moreover, Marriott's counsel has clearly stated on page 6 of its letter Marriott's auditors "provide other services." Clearly, then, Marriott has not substantially implemented this proposal.

Finally, the Fund respectfully disagrees with Marriott counsel's allegations that the proposal is vague, false, or misleading, and its counsel's arguments belie this allegation. At page 9 of counsel's letter, only two objections are raised regarding the content of the proposal. The first objection is that the proposal uses the word "startling," which is an opinion. The second objection is the citations to two sources are not sufficient for their purposes. Nothing in these objections establishes that the proposal is either vague, false, or misleading, or that the proposal is "beyond [Marriott's] ability to implement" as alleged at page 2 of Marriott's letter.

Based upon the foregoing, the Fund respectfully requests that the Staff not grant Marriott the advice Marriott is seeking in its letter and that the Fund's proposal be included in Marriott's proxy materials for Marriott's 2002 annual meeting.

A copy of this letter is concurrently being forwarded to Marriott's counsel, Ms. Amy L. Goodman.

Please contact the undersigned with any questions.

Very Truly Yours,

Russell C. Burk
Secretary
Financial Investors Trust

cc: Amy L. Goodman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated December 27, 2001

The proposal requests that the board of directors adopt a policy "that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

We are unable to concur in your view that Marriott may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that reads "The results have been startling" as the proponent's opinion; and
- provide factual support in the form of a citation to a specific source and publication date for the statements made by Kayla J. Gillan and John H. Biggs.

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur with your view that Marriott can exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Marriott can exclude the proposal under rule 14a-8(i)(10). Accordingly we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor